Exhibit 99.3

NICE inContact CXone Accelerates International Growth: Tripling Sales and
Adding a Record Number of New Customers

Doubling in-region CXone resources to service a record number of new customers across all verticals, including government, healthcare, energy and utilities, and financial services

SALT LAKE CITY, April 6, 2021 – NICE inContact (Nasdaq: NICE) today announced accelerated international adoption of its digital-first CXone cloud contact center platform, tripling sales in the past year and adding a record number of new international customers to the platform. With the increased global demand for CXone, NICE is doubling its local CXone sales and services resources across EMEA, APAC, and South America; launching new local cloud instances in multiple countries around the globe; and broadening its global security and compliance certifications. NICE inContact’s global momentum is fueled by international investments, signaling the criticality of arming contact centers with an AI-infused cloud native platform that scales to fit the complex requirements of diverse global organizations. According to industry analysts, today, CXone is used by the most cloud contact center agents in the industry in more than 100 countries.

“Our innovative, cloud native platform, CXone, is experiencing great momentum with organizations worldwide,” said Paul Jarman, NICE inContact CEO. “We are focused on leveraging our digital-first approach and a globally distributed team of customer success experts to push customer service beyond the traditional contact center environment regardless of location. It’s imperative to keep global teams and customers connected, and we are committed to enabling that in any industry or location around the globe as we expand our footprint in key industries, such as healthcare, financial services, government, energy and utilities.”

Recent new CXone customers headquartered internationally include government agencies and healthcare providers as well as large telecommunications and utility companies operating across Europe and Asia. In the past year, several large financial services firms in Canada, APAC and EMEA have selected CXone to move their contact center operations to the cloud and to help them transform the customer experience they provide. Companies of all sizes in EMEA and APAC, as well as business process outsourcers, are now using CXone across retail, travel and hospitality, and manufacturing industries.

Jarman continued, “NICE inContact is driving innovation in the cloud contact center industry across four key pillars – AI, digital engagement, self-service and agent-empowerment. We’re bringing these innovations to organizations around the globe with customer success teams located in international locations and an enterprise-grade, global infrastructure that is needed for companies to confidently move contact center operations to the cloud.”

NICE inContact has doubled local in-region expertise for CXone sales and services to capitalize on the robust demand in Europe and APAC, as well as expanding partner relationships in all regions across 35 offices globally, including 11 in the UK and Europe. Clients and partners have access to local teams that provide the full suite of onboarding, education, technical support, and professional services to successfully transform their customer service with CXone.

CXone delivers protection for critical company data and supports compliance with global security regulations and privacy standards. The NICE inContact Information Security Office has best practices in place for data privacy protection for General Data Protection Regulation (GDPR) and other legislation to protect personal data, as well as other certificates and standards such as FedRAMP in the U.S., Cyber Essentials in the UK, Information Security Registered Assessors Program (IRAP) in Australia, and many more.

Across the globe, NICE inContact CXone delivers high availability, elastic scalability, carrier-grade voice and connectivity services, and low latency through multiple global CXone cloud infrastructure sites that include platform services and voice points-of-presence (POPs). In addition to our established global sites.

NICE inContact is rapidly expanding its well-established go-to-market partner network now with over 90 partners that include global carriers, unified communications (UCaaS), resellers, VARs, systems integrators, and certified implementation partners. For example, the company has forged a partnership with a global leader in digital transformation and other major partnerships with leading service providers that have enabled it to reach thousands of new customers across Europe. Recently, NICE inContact entered into a partnership with a telecommunications company in Canada, expanding access to NICE inContact CXone across North America.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.